SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

April 7, 2005

Max A. Webb, Assistant Director

Hanna T. Teshome, Attorney-Advisor

Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Warner Music Group Corp.
Form S-1 filed March 11, 2005
File No. 333-123249

Dear Mr. Webb and Ms. Teshome:

This letter responds to your letter of March 28, 2005 setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Registration Statement on Form S-1 of Warner Music Group Corp. (“WMG” or the “Registrant”) filed on March 11, 2005 (the “Registration Statement”).  For your convenience, we have reproduced each of the Staff’s comments in this letter, using bold text, and indicated WMG’s response to each such comment below.  We have also revised the Registration Statement in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these and other revisions.

We are also sending via courier three marked and three clean paper copies of Amendment No. 1 for the convenience of the Staff.

Page references in the text of this letter correspond to the pages of Amendment No. 1, except where otherwise indicated.

Inside Front Cover

1.                            Please provide us with the artwork you intend to use.  The inside front cover artwork should be clear illustrations of your product or business with concise language describing the illustrations.  Artwork that does not convey the business purpose and language that strays beyond a limited scope will not be appropriate inside the front cover.  Please refer to Section VIII of the Division of Corporation Finance March 31, 2001 Current Issues and Rulemaking Projects Quarterly Update available at www.sec.gov.

In response to the Staff’s comment, WMG has provided a copy of the artwork it intends to include in the inside front cover and inside back cover of the prospectus as Exhibit A hereto.  As such artwork cannot be submitted electronically as correspondence, Exhibit A has been provided supplementally to the staff in a separate paper mailing.  This artwork is subject to additional review from certain artists, but is in substantially final form.  Pursuant to Section VIII of the Division of Corporation Finance March 31, 2001 Current Issues and Rulemaking Projects Quarterly Update, we have illustrated our two business branches, recorded music and music publishing, and have prominently displayed the title of each business branch in large font in the center of each page.  Each business branch is illustrated by graphic images of our products, which are CDs in the case of our recorded music business and sheet music in the case of our music publishing business.

2.                            Please move the dealer prospectus delivery requirement to appear on the back cover page.  Refer to Item 502(b) of Regulation S-K.

In response to the Staff’s comment, WMG has moved the dealer prospectus delivery requirement to appear on the back cover page.

Market and Industry Date and Forecasts, page ii

3.                            Please revise to clarify that you believe the sources, forecasts and, research are reliable; that is, use the active voice.

In response to the Staff’s comment, WMG has clarified on page ii that it believes the sources, forecasts and research are reliable by using the active voice.

Basis of Presentation, page ii

4.                            We do not understand why this section is here.  Please reposition it at the end of the summary, making any necessary changes.

In response to the Staff’s comment, WMG has repositioned the section entitled “Basis of Presentation” to immediately follow the summary section entitled “The Offering.”

5.                            In your revised discussion, quantify the total amount of the preferential payment on the Class L common stock and identify the source of funds for such payments.

In response to the Staff’s comment, WMG has noted on page 8 that the remaining amount of the preferential payment on the Class L Common Stock is approximately $8.5 million, after giving effect to the $7.5 million dividend to the Investors, and that it has previously made preferential payments on the Class L Common Stock aggregating approximately $814 million.  WMG has also added disclosure to the effect that it may pay the remaining preferential payment from any source of cash available to it.  Lastly, WMG has disclosed on page 5 that it intends to declare and dividend the remaining preferential payment in the form of a note to the Investors, and that such note will be repaid with a portion of the proceeds from borrowings under the new term loan and from cash on hand as part of the Concurrent Transactions.

6.                            In addition, indicate the amount of Class L common stock that will be converted and specify the approximate amount of additional stock that will be issued.

In response to the Staff’s comment, WMG has disclosed on page 8 that all 9,444 outstanding shares of Class L Common Stock will convert on a one-for-one basis into 9,444 pre-split shares of Class A Common Stock (that will be renamed common stock).  Accordingly, there will be no additional stock that will be issued pursuant to the conversion.

7.                            Revise your disclosure to clarify what the “certain corporate events” mentioned in the next-to-last paragraph are.

In response to the Staff’s comment, WMG has revised its disclosure on page 9 to list the “certain corporate events” that would permit the holder of the MMT Warrants to acquire its common stock.  Such events are also disclosed on page 38.

Increased costs associated with corporate governance, page 10

8.                            We are not able to follow your argument that better internal controls and financial reporting may cause your director and officer liability insurance to increase.  Please revise or advise.

In response to the Staff’s comment, WMG has revised its disclosure on page 13 to note generally that director and officer liability insurance for public companies has become more difficult and more expensive to obtain and has separated that idea from the implementation of Sarbanes-Oxley.

Special Note Regarding Forward-Looking Statements, page 26

9.                            Please remove the next-to-last paragraph on page 27.  If you are aware of risks, discuss them.

In response to the Staff’s comment, WMG has removed the next-to-last paragraph on page 30.

Use of Proceeds, page 28

10.                     Revise the first bullet point in this section to set forth the interest rate and the maturity of the “certain indebtedness” of your subsidiaries.

In response to the Staff’s comment, WMG has revised its disclosure on page 31 to set forth the specific instruments of indebtedness that are being repaid, and their interest rates and maturities, and has also added a cross-reference to the “Description of Indebtedness” section which includes additional terms of such indebtedness.

The Transactions, page 31

The Investors, page 34

11.                     Revise this section to eliminate terms and phrases that do little more than market the Investors and the Investors’ business, including terms such as “the world’s preeminent private equity investment firms,” “leading private equity firm,” “leading global private investment firm” and “one of the world’s leading private investment firms.”

In response to the Staff’s comment, WMG has revised its disclosure on pages 39 and 40 to eliminate terms such as “the world’s preeminent” private equity investment firms, “leading” private equity firm, “leading global” private investment firm and “one of the world’s leading” private investment firms.

Principal and Selling Stockholders, page 125

12.                     Revise your disclosure to state that the selling stockholders “may be deemed” underwriters in this offering.

In response to the Staff’s comment, WMG has revised its disclosure on page 137 to state that the selling stockholders “may be deemed” to be underwriters in this offering.

Certain Relationships and Related Party Transaction, page 128

Certain US Federal Income and Estate Tax Consequences, page 148

13.                     It is unclear why your tax discussion is limited to non-US holders.  Revise to include US holders or supplementally provide an explanation.

The Registrant has authorized us to inform the Staff that for domestic common stock offerings, it is generally the dominant market practice to limit the tax discussion to non-U.S. holders, primarily because U.S. common stock investors are already aware of the tax consequences of investing in the common stock of domestic companies (as opposed to non-U.S. holders, who might not know, for example, that the U.S. imposes a withholding tax on dividends).  We do not believe that there is anything unique about this offering that necessitates a departure from this standard market practice.  In addition, we note that the Regulation S-K under the Securities Act of 1933, as amended, does not require registrants to provide any tax section.  This is an indication that no tax disclosure for U.S. holders is necessary where the tax consequences, as in a straightforward common stock offering such as this, are generally known to an investor.  For the aforementioned reasons, we respectfully request that the Registrant be able to retain the current tax disclosure.

14.                     Please remove the disclaimer that the summary is “for general information only.”

In response to the Staff’s comment, WMG has removed the disclaimer on page 160 that the summary is “for general information only”.

Underwriting, page 151

15.                     Supplementally provide us with a description of the procedures for the electronic offer, sale and distribution of the shares and identify the underwriters who may engage in such a distribution.  Address how your procedures ensure that the distribution complies with Section 5 of the Securities Act.  In particular:  (1) the communications used; (2) the availability of the preliminary prospectus; (3) the manner of conducting the distribution and sale, like the use of indications of interest or conditional offers; and (4) the funding of an account and payment of the purchase price.  Alternately, if your procedures have been favorably reviewed by the staff, please let us know.

WMG has been informed by the underwriters that they or their affiliates may engage in the electronic offer, sale or distribution of the shares and that any such activities will be conducted in accordance with procedures previously reviewed by the Staff.  If WMG becomes aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after the date of this letter, it will promptly supplement this response to identify those members and either provide a description of their procedures or confirm that their procedures have been previously reviewed with the Staff.

Please note that the Company has been advised by certain of the underwriters as follows:

In order to help alleviate concerns that may be raised by any possible online distribution or posting of the preliminary prospectus on the web, the representatives of the underwriters have indicated to WMG that they will include the following language in a communication to potential syndicate members:

“Online distribution of common stock of Warner Music Group Corp. may only be made pursuant to procedures for such distributions previously reviewed with the Securities and Exchange Commission.  By accepting an allocation from us, you will be deemed to be representing to us that either (1) you are not making an online distribution or (2) you are following procedures for online distribution previously reviewed with the Securities and Exchange Commission.”

Consistent with this procedure, WMG has added language to the “Underwriting” section of the prospectus on page 166.

Deutsche Bank Securities Inc. and Morgan Stanley & Co. Incorporated have advised the Company that they will not participate in any electronic offer, sale or distribution of the shares.

WMG has been advised by Lehman Brothers and Citigroup Global Markets Inc. that any electronic distribution of prospectuses by either Lehman Brothers and Citigroup Global Markets Inc. will be done in accordance with procedures previously reviewed and approved by Kristina Wyatt, Esq. (formerly Schillinger) of the Staff.

WMG has been informed by Merrill Lynch, Pierce, Fenner & Smith system in place, “i-Deal”, and that Kristina Wyatt, Esq. (formerly Schillinger) of the Staff has reviewed the system’s procedures.  Merrill Lynch, Pierce, Fenner & Smith Incorporated continues to employ the same procedures as those reviewed by Ms. Wyatt.

Banc of America Securities LLC has advised WMG that it may deliver the preliminary prospectus and any amendments thereto to certain of its clients by posting electronic versions of those documents on the “i-Deal” website.  No preliminary prospectus will be delivered electronically until a preliminary prospectus has been prepared and filed with the Staff in conformity with the Securities Act.  The electronic version of the preliminary prospectus shall be identical to the copy filed with the Staff.

Certain of the underwriters have advised us that electronic versions of the preliminary prospectus and any amendments thereto will only be made available to customers who have previously consented to receive such documents electronically.  These customers may also request a hard copy of the preliminary prospectus or any amendment thereto, and may revoke their consent to receive such documents electronically at any time.  Banc of America Securities LLC will not accept indications of interest, offers to purchase or confirm sales electronically, and will only deliver hard copies of the final prospectus to its customers.

In addition, Goldman, Sachs & Co. and Banc of America Securities LLC have informed the Company that they expect to post the road show presentation on YahooNet Road Show, a password-protected website, and YahooNet Road Show has informed these underwriters that it is posting such road show presentation in accordance with the Net Roadshow Inc. no-action letter, received from the Staff on September 8, 1997 and subsequent no-action letters from the Staff with respect to virtual roadshows.  Each of the underwriters has previously provided to the Staff a copy of their agreements with YahooNet Road Show.

WMG will promptly supplement this response with information relating to any third party arrangements that other underwriters are putting into place as such information becomes available.

******

In addition, please note that Amendment No. 1 includes certain changes other than as a result of the Staff’s comments, most notably in the new “Concurrent Transactions” section of the Prospectus Summary, in the “Use of Proceeds” section, in the Pro Forma Consolidated Condensed Financial Statements section and certain other sections relating to the proposed amendment to the senior secured credit facility and lock-up arrangements. In addition, please note that we have modified some text in the “Basis of Presentation” section of the Prospectus Summary in response to the Staff’s comments and internal comments, but that, as the section has been moved in response to the Staff’s comments, the entire section appears blacklined rather than only the modified text.

Please contact either Edward P. Tolley III at (212) 455-3189 or Mary Kuan at (212) 455-2257 with any questions regarding the foregoing.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Dave Johnson
Paul Robinson
Trent Tappe